

June 28, 2013

Via E-mail
Donald Mindiak
Chief Executive Officer
BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, NJ 07002

> **Re:** **BCB Bancorp, Inc.**
> **Form 10-K for Fiscal Period Ended**
> **December 31, 2012**
> **Filed March 18, 2013**
> **Form 8-K**
> **Filed April 27, 2012**
> **File No. 001-35308**

Dear Mr. Mindiak:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2012

Lending Activities, page 3

1. We note references throughout your filing and particularly in Note 19 to the financial statements that it appears you have recorded acquired loans that evidenced credit impairment at acquisition such that the application of SOP 03-3 was appropriate and that you have also recorded acquired loans at fair value, with no related allowance for loan loss carried over at acquisition. In order to increase transparency of the risks in your loan portfolio, please provide us and revise future filings to address the following:

- Please revise your tabular loan disclosures to provide disaggregated disclosure of your portfolio by subset, setting forth originated loans, acquired loans recorded at fair value and acquired loans that evidenced credit impairment at acquisition, including the loan categories in each subset.

- Please similarly revise your tabular presentations of the allowance for loan losses, providing the same level of disaggregated information. Your revisions should clearly present the amount of the allowance and the activity therein that is applicable to each subset of loans, including the categories within each subset. Revise the associated discussions of the allowance for loan losses to address how the allowance is determined for each subset of your loan portfolio and each loan category within each subset; the related credit trends within the subsets and loan categories; and how the provision for each subset was determined.

- Please revise your accounting policy for acquired loans to specifically address the acquisition of credit impaired loans and your application of SOP 03-3 to them, including how you identified and measured credit impairment of the acquired loans such that it was applicable to apply SOP 03-3. Also, please clarify the apparent application of SOP 03-3 to all acquired loans and not just those that evidenced credit impairment at acquisition.

- Please revise Note 6 to provide a roll-forward of the non-accretable yield.

- We note that in your accounting policy for acquired loans in Note 2 to the financial statements you state that charge-offs of principal on acquired loans would first be applied to the non-accretable yield discount portion of the fair value adjustment. Please revise to provide an expanded discussion of this policy, including the authoritative basis for it.

Loan Delinquencies, page 6

2. Please revise the table of non-accruing loans presented on page 9 in future filings to clearly set forth accruing and non-accruing troubled debt restructurings. Similar revise the related discloses included in Exhibit 13, including the footnotes to the financial filings. Refer to Item III.C of Industry Guide 3.

Item 11. Executive Compensation

Incorporated from the Definitive Proxy Statement on Schedule 14A

<u>Summary Compensation Table, page 18</u>

3. Please revise future filings to provide compensation information for the three most highly compensated executive officers in addition to the PEO and PFO. See Item 402 of Regulation S-K.

<u>Item 13. Certain Relationships and Related Transactions</u>

<u>Incorporated from the Definitive Proxy Statement on Schedule 14A</u>

<u>Related Party Transactions, page 24</u>

4. We note your disclosure that your loans to your insiders are on substantially the same terms as those with "other persons". Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) ("persons not related to the lender") to Item 404(a) of Regulation S-K. Please revise future filings to include the correct language for the representation.

<u>Form 8-K filed April 27, 2012</u>

5. In your annual meeting held on April 26, 2012, BCB Bancorp requested that shareholders provide an advisory vote regarding the frequency that advisory votes on executive compensation should be held. The Item 5.07 8-K filed on April 27, 2012 indicates that a majority of shareholders voted that advisory votes should be held every year. However, the 8-K does not go on to disclose the conclusion by the Board as to the frequency of say on pay votes, as contemplated by Item 5.07(d). In future filings reporting the results of a frequency vote contemplated by Exchange Act Rule 14(a)-21, please provide the disclosure required by Item 5.07(d) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Donald Mindiak
BCB Bancorp, Inc.
June 28, 2013
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202)551-3552 or Chris Windsor at (202)551-3419 with any other questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant